SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



  [_] Form 10-KSB      [_] Form 20-F      [_] Form 11-K      [X] Form 10-QSB
  [_] Form N-SAR

For the Period Ended: September 30, 2006


[_] Transition Report on Form 10-K       [_] Transition Report on Form 10-Q

[_] Transition Report on Form 20-F       [_] Transition Report on Form N-SAR

[_] Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                          PART I - COMPANY INFORMATION

Full Name of Company: World Am, Inc.

Former Name, if Applicable: World Am Communications, Inc.

Address of Principal Executive Office (Street and Number):

4040 MacArthur Boulevard, Suite 240
Newport Beach, California 92660

                       PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the Company seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

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[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable)

                              PART III - NARRATIVE

The Company is in the process of compiling and reviewing information for the Form 10-QSB for the quarter ended September 30, 2006, which process has not yet been completed.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Robert A. Hovee:  (949) 955-5355.

(2) Have all or other periodic report required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [_] No

The Share Exchange Agreement entered into by the Company with Senz-It, Inc., effective on August 31, 2005, is being treated by the Company as reverse merger for accounting purposes. As a result, the historical financial statements of the Company are now those of Senz-It, Inc.

The Company has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                World Am, Inc.



Dated: November 14, 2006                        By: /s/  Robert A. Hovee
                                                -----------------------------
                                                Robert A. Hovee,
                                                Chief Executive Officer